EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Three Months Ended March 31, 2004

Income before provision for income taxes	$1,617
Minority interest	477
Equity in earnings of unconsolidated businesses	(199)
Dividends from unconsolidated businesses	56
Interest expense	638
Portion of rent expense representing interest	112
Amortization of capitalized interest	27

Income, as adjusted	$2,728

Fixed charges:
Interest expense	$638
Portion of rent expense representing interest	112
Capitalized interest	35
Preferred stock dividend requirement	2

Fixed charges	$787

Ratio of earnings to fixed charges	3.47